

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 10, 2007

Mr. Brian A. Hinchcliffe
President and Chief Executive Officer
Kirkland Lake Gold Inc.
Suite-300 570 Granville Street
Vancouver, British Columbia V6C3P1

> **Re: Kirkland Lake Gold Inc.**
> **Form 20-F for the Fiscal Year Ended April 30, 2006**
> **Filed on September 19, 2006**
> **Response Letter April 19, 2007**
> **Response Letter May 1, 2007**
> **File No. 000-49919**

Dear Mr. Hinchcliffe:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated April 19, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended April 30, 2006

Engineering Comments

General

1.   We note your response to prior comments four and five of our letter dated March 6, 2007 and it appears that you have not revised your website as indicated. We reissue prior comments numbered four and five.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief